Consolidated Financial Statements

(Expressed in Canadian Dollars)

For the year ended April 30, 2022

VIZSLA SILVER CORP. Consolidated Statements of Financial Position Expressed in Canadian dollars

As at	Note	April 30, 2022	April 30, 2021
		$	$
ASSETS
Current assets
Cash and cash equivalents		30,482,269	19,398,272
Tax receivables	6	13,110,777	1,344,511
Other receivables		340,917	6,846
Prepaid expenses		2,855,677	116,136
Due from related party	10	50,000	-

Total current assets		46,839,640	20,865,765

Property, plant and equipment	7	304,866	101,337
Exploration and evaluation assets	8	118,789,742	18,508,268
Total assets		165,934,248	39,475,370

LIABILITIES
Current liabilities
Accounts payable and accrued liabilities		10,127,266	1,290,721
Due to related party	10	21,875	-

Total liabilities		10,149,141	1,290,721

SHAREHOLDERS' EQUITY
Share capital	9	163,972,960	45,962,344
Reserves		23,691,609	8,148,730
Share to be issued	9	-	308,594
Accumulated other comprehensive income (loss)		(368,411)	5,476
Deficit		(31,511,051)	(16,240,495)

Total shareholders' equity		155,785,107	38,184,649
Total liabilities and shareholders' equity		165,934,248	39,475,370

Note 1 - Nature and continuance of operations

Note 15 - Subsequent events

They are signed on the Company's behalf by:

"Michael Konnert"	"Craig Parry"
Director, CEO	Director, Chairman

The accompanying notes are an integral part of these consolidated financial statements

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VIZSLA SILVER CORP. Consolidated Statements of Loss and Comprehensive Loss Expressed in Canadian dollars

For the years ended	Note	April 30, 2022	April 30, 2021
		$	$
General and administrative expenses
Amortization		62,294	11,103
Consulting fees		1,032,014	851,396
Directors fees	10	401,806	242,486
Exploration investigation		114	157,040
Foreign exchange (gain)/loss		(589,288)	647,207
Insurance		200,777	42,102
Management fees	10	700,000	336,667
Marketing		3,257,966	2,089,259
Office and miscellaneous	10	1,790,275	1,268,328
Professional fees		619,653	598,205
Share based compensation	9e	11,939,973	4,661,744
Transfer agent and filing		252,007	163,319
Travel and promotion		509,241	69,206

		(20,176,832)	(11,138,062)
Other income
Gain on spin-out of mining interest	5	(4,766,412)	-
Interest income		(139,864)	(38,790)
Net loss		(15,270,556)	(11,099,272)
Other Comprehensive Income (Loss)
Items that will be reclassified subsequently
Translation (loss) / gain on foreign operations		(373,887)	5,476
Comprehensive loss		(15,644,443)	(11,093,796)
Basic and diluted loss per share		(0.11)	(0.13)

Weighted average number of common shares
Basic and diluted		138,115,136	84,865,057

The accompanying notes are an integral part of these consolidated financial statements

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VIZSLA SILVER CORP. Consolidated Statements of Cash Flows Expressed in Canadian dollars

For the years ended	Note	April 30, 2022	April 30, 2021
		$	$
Operating activities
Net loss for the year		(15,270,556)	(11,099,272)
Items not affecting cash:	7
Amortization		62,294	11,103
Foreign exchange (gain) loss		(113,105)	118,257
Gain on spin-out of mining interest	9	(4,766,412)	-
Shares issued for services		-	41,468
Share-based compensation		11,939,973	4,661,744

Changes in non-cash working capital items:
Accounts payable and accrued liabilities		8,831,707	985,631
Due to/from related party		(23,287)	(25,248)
Taxes receivable		(11,766,266)	(1,079,212)
Other receivable		(334,071)	-
Prepaid expenses		(2,739,541)	(7,651)

Net cash flows used in operating activities		(14,179,264)	(6,393,180)

Investing activities
Purchase of exploration and evaluation assets		(18,731,540)	-
Exploration and evaluation expenditures		(27,348,453)	(11,797,800)
Purchase of equipment	5	(280,478)	(73,125)
Expenditures on spin-out		(1,122,356)	-

Net cash flows used in investing activities		(47,482,827)	(11,870,925)

Financing activities
Cash proceeds of common shares issued net of issuance costs		68,857,632	32,542,817
Issuance of common shares - option exercise		545,930	759,470
Issuance of common shares - warrants exercise		3,342,526	1,776,180

Net cash flows provided by financing activities		72,746,088	35,078,467

Increase in cash and cash equivalents		11,083,997	16,814,362

Cash and cash equivalents, beginning of year		19,398,272	2,583,910

Cash and cash equivalents, end of year		30,482,269	19,398,272

The accompanying notes are an integral part of these consolidated financial statements

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VIZSLA SILVER CORP. Consolidated Statements of Changes in Equity Expressed in Canadian dollars, except for number of shares

		Common shares				Other
		Number	Amount	Reserves	Share to be	comprehensive	Deficit	Total
					issued	income (loss)
	Note		$	$	$	$	$	$

Balance, April 30, 2020		58,895,348	12,202,496	2,126,899	308,594	-	(5,141,223)	9,496,766

Shares issued pursuant to private placement and prospectus		27,035,500	35,072,785	-	-	-	-	35,072,785
Shares issued pursuant to exercise of warrants and options		8,109,388	2,535,650	-	-	-	-	2,535,650
Shares issued for services		28,508	41,468	-	-	-	-	41,468
Share issuance costs - cash		-	(2,529,968)	-	-	-	-	(2,529,968)
Share issuance costs - finders warrants		-	(1,360,087)	1,360,087	-	-	-	-
Stock based compensation		-	-	4,661,744	-	-	-	4,661,744
Net loss and other comprehensive income for the year		-	-	-	-	5,476	(11,099,272)	(11,093,796)

Balance, April 30, 2021		94,068,744	45,962,344	8,148,730	308,594	5,476	(16,240,495)	38,184,649
						-
Shares issued pursuant to private placement and prospectus		29,290,000	71,152,150	2,072,850	-	-	-	73,225,000
Shares issued pursuant to property acquisition		23,690,574	56,250,001	-	-	-	-	56,250,001
Shares issued pursuant to exercise of warrants and options		7,826,484	3,888,456	-	-	-	-	3,888,456
Share issuance costs - cash		-	(4,367,369)	-	-	-	-	(4,367,369)
Share issuance costs - finders warrants		-	(1,530,056)	1,530,056	-	-	-	-
Stock based compensation	9	-	-	11,939,973	-	-	-	11,939,973
Contingent consideration adjustment	8	-	-	-	(308,594)	-	-	(308,594)
Transfer of exploration and evaluation assets pursuant to spin-out	5	-	(7,382,566)	-	-	-	-	(7,382,566)
Net loss and other comprehensive loss for the year		-	-	-	-	(373,887)	(15,270,556)	(15,644,443)

Balance, April 30, 2022		154,875,802	163,972,960	23,691,609	-	(368,411)	(31,511,051)	155,785,107

The accompanying notes are an integral part of these consolidated financial statements

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VIZSLA SILVER CORP.
Notes to Consolidated Financial Statements
For the years ended April 30, 2022, and 2021
Expressed in Canadian dollars

1. Nature and Continuance of Operations

The Company was incorporated on September 26, 2017, under the Business Corporations Act (British Columbia) under the name Vizsla Capital Corp. On March 6, 2018, the Company changed its name to Vizsla Resources Corp. The Company's principal business activity is the exploration of mineral properties. The Company currently conducts substantially all of its operations in Canada and Mexico in one business segment. On February 8, 2021, the Company change its name to Vizsla Silver Corp. (the "Company", "Vizsla Silver").  It is trading on the venture exchange under the symbol VZLA.

On January 21, 2022, Vizsla Silver Corp was listed on the NYSE American and commenced trading under the symbol "VZLA".

The head office and principal address of the Company is located at 700 - 1090 West Georgia Street, Vancouver, B.C., V6E 3V7.

The Company has not yet determined whether its properties contain ore reserves that are economically recoverable.  The recoverability of the amounts shown for mineral properties and exploration costs is dependent upon the existence of economically recoverable ore reserves, the ability of the Company to obtain necessary financing to complete the exploration and development of its properties, and upon future profitable production or proceeds from the disposal of properties.

These consolidated financial statements have been prepared using accounting principles applicable to a going concern which assumes the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of business rather than through a process of forced liquidation.

The recent outbreak of the coronavirus, also known as "COVID-19", has spread across the globe and is impacting worldwide economic activity. Conditions surrounding the coronavirus continue to rapidly evolve and government authorities have implemented emergency measures to mitigate the spread of the virus. The outbreak and the related mitigation measures may have an adverse impact on global economic conditions as well as on the Company's business activities as it can result in operating, supply chain and project development delays that can materially adversely affect the operations of the Company. Operations at the Panuco-Copala property could be further suspended as actions are taken in an effort to combat the spread of COVID-19. If the exploration or development of the Panuco-Copala property is further suspended or delayed, it may have a material adverse impact on Vizsla's results of operations, financial condition and the trading price of its common shares. The extent to which the coronavirus may impact the Company's business activities will depend on future developments, such as the ultimate geographic spread of the disease, the duration of the outbreak, travel restrictions, business disruptions, and the effectiveness of actions taken in Canada and other countries to contain and treat the disease. These events are highly uncertain and as such, the Company cannot determine their financial impact at this time.

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VIZSLA SILVER CORP.
Notes to Consolidated Financial Statements
For the years ended April 30, 2022, and 2021
Expressed in Canadian dollars

2. Basis of Presentation

The consolidated financial statements have been prepared in accordance with International Accounting Standard ("IFRS") issued by the International Accounting Standards Board ("IASB") and Interpretations of the International Financial Reporting Interpretations Committee ("IFRIC").

These consolidated financial statements have been prepared on a historical cost basis except for certain financial instruments which are measured at their fair value as explained in the accounting policies set out below.

In addition, these consolidated financial statements have been prepared using the accrual basis of accounting other than the consolidated statements of cash flows. The consolidated financial statements were approved by the Board of Directors of the Company on July 20, 2022.

3. Significant Accounting Policies

The significant accounting policies set out below have been applied consistently to all periods presented in the consolidated financial statements.

a) Basis of consolidation

These consolidated financial statements incorporate the financial statements of the Company and the subsidiaries controlled by the Company.

The principal subsidiaries of the Company, which are accounted for under the consolidation method, are as follows:

Entity	Principal activities	Country of incorporation and operation	Ownership interest as at April 30, 2022	Ownership interest as at April 30, 2021
Vizsla Copper Corp. (formerly Northbase Resources Inc.)*	Exploring evaluating mineral properties	Canada	0%	100%
Canam Alpine Ventures Ltd.	Holding company	Canada	100%	100%
Minera Canam S.A. de C.V.	Exploring evaluating mineral properties	Mexico	100%	100%
Operaciones Canam Alpine S.A. de C.V.	Exploring evaluating mineral properties	Mexico	100%	100%
Vizsla Royalty Corp. (formerly Vizsla Copper Corp. and 1283303 B.C. Ltd.)	Royalty Company	Canada	100%	100%
Canam Royalties Mexico, S.A. de C.V.	Royalty Company	Mexico	100%	100%

*The Company spun-out Vizsla Copper Corp. on September 20, 2021 (Note 5).

Subsidiaries are all entities (including structured entities) over which the group has control. The group controls an entity when the group is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. Subsidiaries are fully consolidated from the date on which control is transferred to the group. They are deconsolidated from the date that control ceases. All significant intercompany transactions and balances have been eliminated.

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VIZSLA SILVER CORP.
Notes to Consolidated Financial Statements
For the years ended April 30, 2022, and 2021
Expressed in Canadian dollars

3. Significant Accounting Policies (continued)

b) Foreign Currency Translation

i) Functional and Presentation Currency

Items included in the financial statements of each consolidated entity in Vizsla Silver Corp.'s group are measured using the currency of the primary economic environment in which the entity operates (the "functional currency"). The functional currency of the Company and its Canadian subsidiaries is Canadian dollars ("CAD"), the functional currency of the Company's Mexican subsidiaries is Mexican Peso ("MXD"). The consolidated financial statements are presented in Canadian dollars ("CAD"), which is the Company's presentation currency.

For the purpose of presenting these consolidated financial statements, entities that have a functional currency different from the presentation currency ("foreign operations") are translated into CAD as follows:

- Assets and liabilities: at the closing rate at the date of the statement of financial position; and

- Income and expenses: at the average rate for the period (as this is considered a reasonable approximation of actual rates prevailing at the transaction dates).

Exchange differences arising, if any, are recognized in other comprehensive income and accumulated in equity. When an entity disposes of its entire interest in a foreign operation, or loses control, or significant influence over a foreign operation, the foreign currency gains or losses accumulated in other comprehensive income related to the foreign operation are recognized in profit or loss. If an entity disposes part of an interest in a foreign operation which remains a subsidiary, a proportionate amount of foreign currency gains or losses accumulated in other comprehensive income related to the subsidiary is reallocated between controlling and non-controlling interests.

ii) Transactions and Balances

In preparing the financial statements of each individual Vizsla Silver Corp. entity and subsidiary, transactions in currencies other than the entity's functional currency ("foreign currency") are recognized at the rates of exchange prevailing at the date of the transactions. At the end of each reporting period, monetary items denominated in foreign currencies are retranslated at the rates prevailing at that date. Non-monetary items carried at fair value that are denominated in foreign currencies are retranslated at the rates prevailing at the date when the fair value was determined. Non-monetary items that are measured in terms of historical cost in a foreign currency are not retranslated.

Exchange differences on monetary items are recognized in profit or loss in the period in which they arise except for the exchange differences on monetary items receivable from or payable to a foreign operation for which settlement is neither planned nor likely to occur (therefore forming part of the net investment in the foreign operation), which are recognized initially in other comprehensive income and reclassified from equity to profit or loss on repayment of the monetary items.

c) Cash and cash equivalents

Cash consists of cash on hand, deposits in banks with no restrictions and highly liquid savings accounts. Cash equivalents include other short-term, highly liquid investments with original maturities of three months or less that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value.  The Company's cash and cash equivalents are invested with major financial institutions in business accounts.

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VIZSLA SILVER CORP.
Notes to Consolidated Financial Statements
For the years ended April 30, 2022, and 2021
Expressed in Canadian dollars

3. Significant Accounting Policies (continued)

d) Property, plant and equipment

Property, plant and equipment are stated at cost less accumulated depreciation and accumulated impairment losses.  Cost includes expenditures that are directly attributable to the acquisition of the asset. Subsequent costs are included in the asset's carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Company and the cost can be measured reliably.

The major categories of property, plant and equipment are depreciated on a straight-line basis as follows:

Mining Equipment	30%
Office Equipment	30%
Computer Equipment	30%
Office improvements	2 years

Impairment losses are included as part of other gains and losses on the consolidated statements of loss and comprehensive loss.

e) Exploration and evaluation assets

The Company is in the exploration stage with respect to its investment in mineral interests.  Accordingly, once a license to explore an area has been secured, the Company follows the practice of capitalizing all costs relating to the acquisition of, exploration for and development of exploration and evaluation assets.  Such costs, include, but are not limited to, geological and geophysical studies, exploratory drilling and sampling. At such time as commercial production commences, these costs will be charged to operations on a unit-of-production method based on proven and probable resources. The aggregate costs, related to abandoned exploration and evaluation assets are charged to operations at the time of any abandonment or when it has been determined that there is evidence of a permanent impairment.

f) Provision for restoration and rehabilitation

A provision for restoration and rehabilitation is recognized when there is a present legal or constructive obligation as a result of exploration and development activities undertaken; it is more likely than not that an outflow of economic benefits will be required to settle the obligation and the amount of the provision can be measured reliably. The estimated future obligation includes the cost of removing facilities, abandoning sites and restoring the affected areas. The provision for future restoration costs is the best estimate of the present value of the expenditure required to settle the restoration obligation at the reporting date. The estimated cost is capitalized into the cost of the related asset and amortized on the same basis as the related assets. If the estimated cost does not relate to an asset, it is charged to earnings in the period in which the event giving raises to the liability occurs.

As at April 30, 2022, and 2021, the Company did not have any provision for restoration and rehabilitation.

g) Related party transactions

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered to be related if they are subject to common control, related parties may be individuals or corporate entities. A transaction is considered to be a related party transaction when there is a transfer of resources or obligations between related parties.

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VIZSLA SILVER CORP.
Notes to Consolidated Financial Statements
For the years ended April 30, 2022, and 2021
Expressed in Canadian dollars

3. Significant Accounting Policies (continued)

h) Share capital

Common shares are classified as equity. Transaction costs directly attributable to the issue of common shares and share purchase warrants are recognized as a deduction from equity, net of any tax effects.

i) Share issue costs

Professional, consulting, regulatory and other costs directly attributable to equity financing transactions are recorded as share issue costs when the financing transactions are completed if the completion of the transaction is considered likely. Otherwise, they are expensed as incurred. Share issue costs are charged to share capital when the related shares are issued. Deferred share issue costs related to financing transactions that are not completed are charged to expenses.

j) Warrants

Proceeds from issuances by the Company of units consisting of shares and warrants are allocated based on the residual method, whereby the carrying amount of the warrants is determined based on any difference between gross proceeds and the estimated fair market value of the shares. If the proceeds from the offering are less than or equal to the estimated fair market value of shares issued, a nil carrying amount is assigned to the warrants.

k) Share based payments

The Company grants share-based compensation to directors, officers, employees and service providers. Each tranche in an award is considered a separate award with its own vesting period. The Company applies the fair value method of accounting for share-based payments and the fair value is calculated using the Black-Scholes option pricing model.

Share-based payments for employees and others providing similar services are determined based on the grant date fair value. Share-based payments for non-employees are determined based on the fair value of the goods/services received or fair value of the share-based payment measured at the date on which the Company obtains such goods/services. Compensation expense is recognized over each tranche's vesting period, in earnings or capitalized as appropriate, based on the number of awards expected to vest.

l) Income taxes

Income tax expense comprises current and deferred tax. Income tax is recognized in the statement of loss and comprehensive loss except to the extent it relates to items recognized directly in equity.

Current tax expense is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at year end, adjusted for amendments to tax payable with regards to previous years.

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VIZSLA SILVER CORP.
Notes to Consolidated Financial Statements
For the years ended April 30, 2022, and 2021
Expressed in Canadian dollars

3. Significant Accounting Policies (continued)

l) Income taxes (continued)

Deferred tax is recognized using the liability method, providing for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax is not recognized on the initial recognition of assets or liabilities in a transaction that is not a business combination and, at the time of the transaction, affects neither accounting profit nor taxable profit (tax loss). In addition, deferred tax is not recognized for taxable temporary differences arising on the initial recognition of goodwill. Deferred tax is measured at the tax rates that are expected to be applied to temporary differences when they reverse, based on the laws that have been enacted or substantively enacted by the reporting date. Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset, and they relate to income taxes levied by the same tax authority on the same taxable entity, or on different tax entities, but they intend to settle current tax liabilities and assets on a net basis or their tax assets and liabilities will be realized simultaneously.

A deferred tax asset is recognized to the extent that it is probable that future taxable profits will be available against which the temporary difference can be utilized. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

m) Earning (Loss) per share

Basic earnings per share are computed using the weighted average number of common shares outstanding during the year. Diluted earnings per share amounts are calculated giving effect to the potential dilution that would occur if securities or other contracts to issue common shares were exercised or converted to common shares using the treasury stock method. If the Company incurs net losses in a fiscal year, basic and diluted losses per share are the same.

n) Financial Instruments

Financial assets

The Company classifies its financial assets in the following categories:

- Fair value through profit or loss (FVTPL)

- Fair value through other comprehensive income (FVTOCI)

- Amortized cost

The determination of the classification of financial assets is made at initial recognition. The Company's accounting policy for each of the categories is as follows:

Financial assets at FVTPL

Financial assets carried at FVTPL are initially recorded at fair value and transaction costs are expensed in the consolidated statements of loss and comprehensive loss. Realized and unrealized gains and losses arising from changes in the fair value of financial assets held at FVTPL are included in the consolidated statements of loss and comprehensive loss.

Financial assets at FVTOCI

Financial assets carried at FVTOCI are initially recognized at fair value plus transaction costs.  Subsequently they are measured at fair value, with gains and losses arising from changes in fair value recognized in other comprehensive loss.

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VIZSLA SILVER CORP.
Notes to Consolidated Financial Statements
For the years ended April 30, 2022, and 2021
Expressed in Canadian dollars

3. Significant Accounting Policies (continued)

n) Financial Instruments (continued)

Financial assets at amortized cost

A financial asset is measured at amortized cost if the objective is to hold the financial asset for the collection on contractual cash flows and the asset's contractual cash flows are comprised solely of payments of principal and interest.  The financial asset is classified as current or non-current based on its maturity date and is initially recognized at fair value and subsequently carried at amortized cost less any impairment. The Company classifies cash and due from related parties, other receivables and loan receivables in this category.

Impairment of financial assets at amortized cost

The Company recognizes a loss allowance for expected credit losses on financial assets that are measured at amortized cost.

Financial liabilities

The Company classifies its financial liabilities into one of two categories, depending on the purpose for which the liability was incurred. The Company's accounting policy for each category is as follows:

Financial liabilities at FVTPL

This category comprises derivatives or liabilities acquired or incurred principally for the purpose of selling or repurchasing in the near term.  They are carried in the statement of financial position at fair value with changes in fair value recognized in the statements of loss and comprehensive loss.

Other financial liabilities

This category includes accounts payable and accrued liabilities and due to related parties, which are recognized at amortized cost using the effective interest method.

The effective interest method calculates the amortized cost of a financial liability and allocates interest expense over the corresponding period.  The effective interest rate is the rate that discounts estimated future cash receipts over the expected life of the financial liability, or, where appropriate, a shorter period. Transaction costs in respect of financial liabilities at fair value through profit or loss are recognized in the statements of operations and comprehensive loss immediately while transaction costs associated with other financial liabilities are included in the initial measurement of the financial liability.

The financial assets are derecognized when the contractual rights to the cash flows from the financial asset expire, or it transfers the rights to receive the contractual cash flows in a transaction in which substantially all of the risks and rewards of ownership of the financial asset are transferred or in which the Company neither transfers nor retains substantially all of the risks and rewards of ownership and it does not retain control of the financial asset. Financial liabilities are derecognized when its contractual obligations are discharged, cancelled or expire. The Company also derecognizes a financial liability when its terms are modified and the cash flows of the modified liability are substantially different, in which case a new financial liability based on the modified terms is recognized at fair value.

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VIZSLA SILVER CORP.
Notes to Consolidated Financial Statements
For the years ended April 30, 2022, and 2021
Expressed in Canadian dollars

3. Significant Accounting Policies (continued)

o) Reclassification

Certain comparative numbers have been reclassified to reflect the current year presentation.

p) Standards issued but not yet effective

The new standards or amendments issued but not yet effective are either not applicable or not expected to have a significant impact on the Company's consolidated financial statements.

4. Significant Accounting Judgments and Estimates

The preparation of the consolidated financial statements in conformity with IFRS requires management to make judgments, estimates, and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses, and related disclosure. Estimates and assumptions are continuously evaluated and are based on management's experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

Judgment is used mainly in determining how a balance or transaction should be recognized in the financial statements. Estimates and assumptions are used mainly in determining the measurement of recognized transactions and balances. Actual results may differ from these estimates.

Significant areas where management's judgment has been applied include:

- Impairment of exploration and evaluation assets (E&E assets)

In accordance with the Company's accounting policy, the Company's E&E assets are evaluated every reporting period to determine whether there are any indications of impairment. If any such indication exists, which is often judgmental, a formal estimate of recoverable amount is performed and an impairment loss is recognized to the extent that the carrying amount exceeds the recoverable amount. The recoverable amount of an asset or cash generating group of assets is measured at the higher of fair value less costs to sell and value in use.

The evaluation of asset carrying values for indications of impairment includes consideration of both external and internal sources of information, including such factors as market and economic conditions, metal prices, future plans for the Company's mineral properties and mineral resources and/or reserve estimates.

Management has assessed for impairment indicators for the Company's E&E assets and has concluded that no indicators of impairment were identified, and the Company plans to continue with its objective of developing Panuco - Copala Property.

- The acquisition of a company may result in the reporting of the acquisition as a business combination, or an asset acquisition as defined within IFRS. Judgment is required to determine the basis of accounting for the acquisition.

- These consolidated financial statements have been prepared using International Financial Reporting Standards applicable to a going concern, which assumes that the Company will be able to realize its assets and discharge its liabilities and commitments in the normal course of operations for the foreseeable future.

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VIZSLA SILVER CORP.
Notes to Consolidated Financial Statements
For the years ended April 30, 2022, and 2021
Expressed in Canadian dollars

4. Significant Accounting Judgments and Estimates (continued)

Significant areas requiring the use of management estimates and assumptions include:

- Fair value calculation of share-based payments

The fair value of share-based payments in relation to the warrants and options granted is calculated using a Black Scholes option pricing model. There are a number of estimates used in the calculation such as the expected option life, rate of forfeiture of options granted, risk-free interest rate used and the future price volatility of the underlying security which can vary from actual future events. The factors applied in the calculation are management's best estimates based on industry average and future forecasts.

- Assessing whether deferred tax assets and liabilities are recognized in accordance with IAS 12, Income taxes.

Provisions for income taxes are made using the best estimate of the amount expected to be paid based on a qualitative assessment of all relevant factors. The Company reviews the adequacy of these provisions at the end of the reporting period. However, it is possible that at some future date an additional liability could result from audits by taxing authorities. Where the final outcome of these tax-related matters is different from the amounts that were originally recorded, such differences will affect the tax provisions in the period in which such determination is made.

  Acquisition of a company requires substantially all identifiable assets, liabilities and contingent considerations to be recorded at the date of acquisition at their respective fair values which requires significant judgement and estimation. Assumptions have been made by management regarding the likelihood of meeting future milestones. Discount rates applied are consistent with external industry information reflecting the risk associated with the voluntary pooling restrictions.
  Tax receivables

Value-added tax ("VAT") receivable is collectible from the government of Mexico. The collection of VAT is subject to risk due to the complex application and collection process and therefore, risk related to the collectability and timing of payment from the Mexican government. The Company uses its best estimates based on the facts known at the time and its experience to determine its best estimate of the collectability and timing of these recoveries. Changes in the assumptions regarding collectability and the timing of collection could impact the valuation and classification of VAT receivable.

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VIZSLA SILVER CORP.
Notes to Consolidated Financial Statements
For the years ended April 30, 2022, and 2021
Expressed in Canadian dollars

5. Plan of Arrangement

On June 20, 2021, the Company announced that at its special meeting of shareholders held on June 15, 2021, all of the resolutions were duly passed, including the special resolution to approve the proposal plan of arrangement (the "Arrangement") pursuant to which Vizsla Silver will spin-out its British Columbia copper exploration assets to Vizsla Copper Corp. ("Vizsla Copper" or "SpinCo"). Also, the Supreme Court of British Columbia approved the Arrangement under the terms of the Business Corporations Act (British Columbia). Common shares of Vizsla Copper (the "SpinCo Shares") will be distributed to shareholders of Vizsla Silver (the "Shareholders") on the basis of one Vizsla Copper share for every three common shares of Vizsla Silver. The Arrangement will not result in any change to a shareholder's ownership of Vizsla Silver. The majority of shareholders (those who hold their shares through their broker) will receive their SpinCo Shares with no further action. Once the Arrangement becomes effective, Shareholders will own shares in both public companies: (i) Vizsla Copper, which will focus on the 100% owned Blueberry copper project located in the Babine porphyry belt of Central British Columbia and the option to acquire a 60% interest in the Carruthers Pass copper property located 200 kilometres north of Smithers, British Columbia, and (ii) Vizsla Silver, which will continue to advance the Panuco Copala silver-gold project in Mexico.

The Arrangement was completed on September 20, 2021, and the Company injected $1,122,356 working capital to Vizsla Copper for the Arrangement. The shares of Vizsla Copper commenced trading on the TSX Venture Exchange ("TSXV") on September 21, 2021, under the symbol - VCU.

On September 20, 2021, the Company transferred its 100% interest in the Blueberry Property and Carruthers Pass Property and completed the Arrangement to spin out the shares of Vizsla Copper to the shareholders of Vizsla Silver. Pursuant to the Arrangement, holders of common shares of Vizsla Silver on September 19, 2021, received one new common share of Vizsla Silver and 0.3333 of a Vizsla Copper share for each common share held.

Under the terms of the Arrangement, each issued and outstanding Vizsla Silver option has been adjusted for the assets spun-out. The exercise prices of the Vizsla Silver replacement stock options were adjusted based on the proportional market value of the two companies after completion of the Arrangement. See Note 6d.

Under the terms of the Arrangement, each issued and outstanding Vizsla Silver warrant has been adjusted for the assets spun-out such that for each of the warrant exercised, the holder is entitled to receive one New Vizsla Share for each Vizsla Share that was issuable upon due exercise of the Vizsla Warrant and one-third of Vizsla Copper share immediately prior to September 20, 2021.

In connection with the Arrangement, the carrying value of Blueberry Property and Carruthers Pass copper property totaling $1,493,798 were derecognized, and the Vizsla Copper shares were treated as a distribution of capital to the shareholders of the Company. In accordance with IFRIC-17, the distribution was valued at $7,382,566 based on fair value of the common shares of Vizsla Copper and the Company recorded a gain on the spin-out totaling $4,766,412 in the consolidated statements of loss and comprehensive loss for the year ended April 30, 2022.

Page | 15

VIZSLA SILVER CORP.
Notes to Consolidated Financial Statements
For the years ended April 30, 2022, and 2021
Expressed in Canadian dollars

6. Taxes Recoverable

	April 30, 2022	April 30, 2021
	$	$
Goods and Service Tax (GST) recoverable	103,785	42,676
Mexican Value Added Tax (IVA) recoverable	13,006,992	1,301,835
Total	13,110,777	1,344,511

7. Property, Plant and Equipment

	Computer	Office	Mining	Office	Total
	equipment	equipment	equipment	improvements
Cost	$	$	$	$	$
Balance - April 30, 2020	5,601	2,111	37,059	-	44,771
Additions	8,830	1,308	29,166	37,404	76,708
Disposal	-	-	-	-	-
Effect of change in exchange rate	32	107	605	-	744
Balance - April 30, 2021	14,463	3,526	66,830	37,404	122,223
Additions	24,829	36,340	75,091	144,218	280,478
Disposal	-	(748)	-	-	(748)
Effect of change in exchange rate	624	755	2,677	3,789	7,845
Balance - April 30, 2022	39,916	39,873	144,598	185,411	409,798

Accumulated depreciation
Balance - April 30, 2020	1,751	633	3,618	-	6,002
Depreciation	3,582	65	11,019	-	14,666
Disposal	-	-	-	-	-
Effect of change in exchange rate	5	32	181	-	218
Balance - April 30, 2021	5,338	730	14,818	-	20,886
Depreciation	9,545	7,237	37,882	28,000	82,664
Disposal	-	-	-	-	-
Effect of change in exchange rate	122	154	599	507	1,382
Balance - April 30, 2022	15,005	8,121	53,299	28,507	104,932

Carrying amounts
As at April 30, 2020	3,850	1,478	33,441	-	38,769
As at April 30, 2021	9,125	2,796	52,012	37,404	101,337
As at April 30, 2022	24,911	31,752	91,299	156,904	304,866

Page | 16

VIZSLA SILVER CORP.
Notes to Consolidated Financial Statements
For the years ended April 30, 2022, and 2021
Expressed in Canadian dollars

8. Exploration and Evaluation Assets

Exploration and evaluation assets are summarized in the table below:

	April 30,	April 30,
	2022	2021
Northbase Resources Inc. - Blueberry Property (a)	$-	$1,457,886
Canam Alpine Ventures Ltd. - Panuco-Copala property (b)	118,789,742	17,030,382
Vizsla Copper Corp. - Carruthers Pass property (c)	-	20,000
	$118,789,742	$18,508,268

a) Northbase Resources Inc. - Blueberry Property

On January 16, 2019, pursuant to a definitive share exchange agreement dated December 17, 2018, the Company acquired all of the issued and outstanding common shares of Northbase Resources Inc. ("Northbase") a private British Columbia company which controls a district-scale (20,265 hectare) land package known as the Blueberry Property in the Babine porphyry copper district in central British Columbia. Under the terms of the acquisition, the holders of Northbase shares received one common share of the Company in exchange for each Northbase share held.  NorthBase Resources Inc.'s name was changed to Vizsla Copper Corp. on April 23, 2021.

On September 20, 2021, the Company completed the Arrangement and spin-out Vizsla Copper with its 100% interest of the copper resource at the Blueberry Property (note 5).

Cost related to the properties can be summarized as follows:

	Balance	Additions	Balance	Additions	Transfer to	Balance
	April 30, 2020		April 30, 2021		Vizsla Copper	April 30, 2022
Acquisition costs
Shares	$1,357,467	$-	$1,357,467	-	$(1,357,467)	$-
	1,357,467	-	1,357,467	-	(1,357,467)	-

Exploration costs
Analysis	15,365	-	15,365	-	(15,365)	-
Equipment	13,800	-	13,800	-	(13,800)	-
Geophysical consulting	45,499	-	45,499	-	(45,499)	-
Project management	6,130	-	6,130	-	(6,130)	-
Travel, supplies and field expenses	19,625	-	19,625	-	(19,625)	-
Subtotal	100,419	-	100,419	-	(100,419)	-

Balance	$1,457,886	$-	1,457,886	-	$(1,457,886)	$-

b) Canam Alpine Ventures Ltd. - Panuco-Copala Property

On November 5, 2019, pursuant to a definitive share exchange agreement (the "Agreement") dated September 13, 2019, the Company acquired all of the issued and outstanding common shares of Canam Alpine Ventures Ltd.("Canam"), a private British Columbia company. Canam owns two subsidiaries in Mexico, Minera Canam S.A. de C.V. and Operaciones Canam Alpine S.A. de C.V. According to the Agreement, the Company agreed to pay the consideration of $45,000 cash and issue 6,000,000 common shares (issued) and 12,000,000 Milestone Shares on the occurrence of milestone events as follows:

- Milestone event 1: Upon exercise of any defi
ned options by Canam, the Company will issue 6,500,000 common shares (issued);

- Milestone event 2: Upon definition of a resource greater than 200,000 gold equivalent ounces, the Company will issue 5,500,000 common shares (issued).

Page | 17

VIZSLA SILVER CORP.
Notes to Consolidated Financial Statements
For the years ended April 30, 2022, and 2021
Expressed in Canadian dollars

8. Exploration and Evaluation Assets (continued)

b) Canam Alpine Ventures Ltd. - Panuco-Copala Property (continued)

In addition, the Company issued 250,000 common shares at the closing of the transaction and agreed to issue an additional 250,000 common shares on each occurrence of Milestone event 1 and 2 for a total of 750,000 common shares as finders' fees. The Company recorded $296,250 and $12,344 as contingent consideration in relation to the two milestone events and related finder's fees, respectively, which represented its fair value at the date of acquisition and was classified as shares to be issued, representing the fair value at the date of acquisition of the fixed number of shares that are required to be issued based on the milestones. The contingent consideration will not be remeasured, and settlement is accounted for in equity. As of April 30, 2022, the milestones have occurred and the shares have been issued.  As a result, the full $308,595 of contingent consideration has been reversed.

On August 8, 2019, Canam entered into an option agreement with Minera Rio Panuco S.A. de C.V. ("Panuco") whereby the Company can earn a 100% interest in certain concessions and assets by spending USD$2,000,000 in exploration by the second anniversary date of the agreement and paying a cumulative of USD$23,000,000. The option agreement was amended on May 6, 2020, to extend the schedule of Canam's payment and investment obligations for an additional one year and the Company paid USD$80,000 for the extension.

On September 9, 2019, Canam entered into an option agreement with Silverstone Resources S.A. de C.V. ("Copala") whereby the Company can earn a 100% interest in certain concessions and assets by spending USD$1,423,000 in exploration by the second anniversary date of the agreement and paying a cumulative of USD$20,000,000.  Certain claims of Copala are subject to a 3.0% net smelter royalty ("NSR") which can be brought down to 1.5% for 10% interest or property right on the mining concessions.

On July 21, 2021, the Company signed a binding amending agreement (the "Panuco Amending Agreement") with Panuco and has executed a binding option exercise notice ("Copala Exercise Notice") with Copala, which together will constitute the acceleration and exercise of the Company's option to acquire 100% of the Panuco-Copala silver gold district ("Panuco District" or the "Project").

Under the Amending Agreement, Vizsla/Canam and Panuco have agreed to amend the terms of the original Panuco option agreement in order to accelerate the Company's exercise of its option on the Panuco property (the "Panuco Property"). Upon closing of the transactions contemplated by the Panuco Amending Agreement, Vizsla will acquire a 100% ownership interest in the Panuco Property (comprising 43 mining concessions with a combined surface area of 3,839 Ha) and the "El Coco" mill (the "Mill") in consideration for:

  A cash payment of US$4,250,000 (paid) upon signing of the Amending Agreement;
  The issuance of 6,245,902 common shares of Vizsla priced at C$2.44 per share (for a total value of US$12,000,000) upon the completion of the transfer of the Panuco Property on or before August 10, 2021 (issued, Note 9(b)); and
  A cash payment of US$6,100,000, following the refurbishment and transfer of ownership of the mill which is to occur on or before April 30, 2022 (US$250,000 was paid on August 19, 2021; US$850,000 paid on February 1, 2022, for the mineral claims around the Coco mill.  US$5,000,000 was paid on May 6th, 2022, subsequently to the year ended April 30, 2022 (Note 15).

The mineral concessions comprising the Panuco Property include the Napoleon vein corridor, which has seen the majority of Vizsla's exploration.

Page | 18

VIZSLA SILVER CORP.
Notes to Consolidated Financial Statements
For the years ended April 30, 2022, and 2021
Expressed in Canadian dollars

8. Exploration and Evaluation Assets (continued)

b) Canam Alpine Ventures Ltd. - Panuco-Copala Property (continued)

Under the Copala Exercise Notice, Vizsla and Copala have agreed to amend the terms of the original Copala option agreement in order to accelerate the Company's exercise of its option on the Copala property (the "Copala Property"). A definitive agreement was signed on July 20, 2021 (the "Copala Amending Agreement" and, together with the Panuco Amending Agreement, the "Amending Agreements"). Upon closing of the transactions contemplated by the Copala Amending Agreement, Vizsla will acquire a 100% ownership interest in the Copala Property (comprising 64 mining concessions with a combined surface area of 5,547 Ha) in consideration for:

  A cash payment of US$9,500,000 payable to Copala upon the completion of the transfer of the Copala Property on or before August 3, 2021 (paid); and
  The issuance to Copala of 4,944,672 common shares of Vizsla priced at C$2.44 per share upon the completion of the transfer of the Copala Property (issued, Note 8(b)).

Costs related to the properties can be summarized as follows:

	Balance April 30, 2020	Additions	Balance April 30, 2021	Additions	Balance April 30, 2022
Acquisition costs
Cash	$45,000	$967,761	$1,012,761	$18,731,540	$19,744,301
Contingent consideration	308,595	-	308,595	(308,595)	$-
Effective settlement of loans receivables	1,064,647	-	1,064,647	125,377	1,190,024
Shares	1,896,987	-	1,896,987	56,250,001	58,146,988
Transaction cost	125,190	-	125,190	(125,190)	-
Subtotal	$3,440,419	$967,761	$4,408,180	$74,673,133	$79,081,313

	Balance April 30, 2020	Additions	Balance April 30, 2021	Additions	Balance April 30, 2022
Exploration costs
Analysis	$162,056	$1,204,518	$1,366,574	$3,800,021	$5,166,595
Depreciation	-	3,563	3,563	20,388	23,951
Drilling	368,376	5,603,046	5,971,422	14,964,594	20,936,018
Ejido Rights	-	80,901	80,901	340,342	421,243
Engineering consulting	-	-	-	671,537	671,537
Equipment	69,283	312,982	382,265	924,121	1,306,386
Field Cost	357,157	1,734,955	2,092,112	2,250,098	4,342,210
Geological Consulting	553,226	1,088,130	1,641,356	2,561,712	4,203,068
Maintenance	174,717	140,718	315,435	81,504	396,939
Rent of land	-	86,099	86,099	153,596	239,695
Travel and miscellaneous	64,595	710,156	774,751	1,600,910	2,375,661
Subtotal	$1,749,410	$10,965,068	$12,714,478	$27,368,823	$40,083,303

	$5,189,829	$11,932,829	$17,122,658	$102,041,956	$119,164,616

Effect of change in exchange rate		$(92,276)	(92,276)	$(282,596)	$(374,874)

Total		$11,840,553	$17,030,382	$101,759,360	$118,789,742

The Company created a 100% owned subsidiary, Canam Royalties Mexico, S.A. de C.V. ("Canam Royalties") through Vizsla Royalty Corp., which is 100% owned by the Company.  On February 23, 2022, Vizsla transferred 2% NSR on certain concessions and 0.5% NSR on certain concessions to Canam Royalties.

Page | 19

VIZSLA SILVER CORP.
Notes to Consolidated Financial Statements
For the years ended April 30, 2022, and 2021
Expressed in Canadian dollars

8. Exploration and Evaluation Assets (continued)

c) Carruthers Pass Property, British Columbia

On March 15, 2021, the Company announced entering into an option agreement with Cariboo Rose Resources to earn a 60% interest in the Carruthers Pass copper property. To earn 60% interest the Company has to make $400,000 of stage payments, issue $250,000 worth common shares and incur $3,000,000 worth exploration expenses on the property over period of five years.

The Company paid $20,000 as option payment during the year ended April 30, 2021. Following is a summary of the terms of exercising the option:

Milestone	Work Commitment	Option Payment	Share Issuance
On signing (paid)	$-	$20,000	$-
12-month anniversary of signing	100,000	20,000	10,000
24-month anniversary of signing	300,000	40,000	35,000
36-month anniversary of signing	600,000	75,000	40,000
48-month anniversary of signing	1,000,000	110,000	75,000
60-month anniversary of signing	1,000,000	135,000	90,000
Total	$3,000,000	$400,000	$250,000

On September 20, 2021, the Company completed the Arrangement and transferred its 100% interest of the copper resource at the Carruthers Pass Property to Vizsla Copper (note 5).

Costs related to the property can be summarized as follows:

	Balance April 30, 2021	Additions	Transfer to Vizsla Copper	Balance April 30, 2022

Acquisition costs
Cash	$20,000	-	$(20,000)	$-

Exploration costs
Geophysical consulting	-	16,710	(16,710)	-

Balance	$20,000	16,710	$(36,710)	-

Page | 20

VIZSLA SILVER CORP.
Notes to Consolidated Financial Statements
For the years ended April 30, 2022, and 2021
Expressed in Canadian dollars

9. Share Capital

a) Authorized:

Unlimited number of common shares with no par value.

b) Issued and Outstanding

As at April 30, 2022, 154,875,802 (April 30, 2021: 94,068,744) common shares with no par value were issued and outstanding.

During the year ended April 30, 2022, the Company issued common shares of the Company (the "Shares") as follow:

On June 3, 2021, the Company announced closing of the bought deal prospectus offering of 27,600,000 units of the Company (the "Units") at a price of C$2.50 per Unit for aggregate gross proceeds of C$69,000,000, which includes the exercise in full of the underwriter's over-allotment option for 3,600,000 Units (the "Public Offering"). Each Unit consists of one common share of the Company and one-half of one common share purchase warrant (each whole common share purchase warrant, a "Warrant"). Each Warrant entitles the holder to acquire one common share of the Company until December 3, 2022, at a price of C$3.25.

In consideration for the services provided by the Underwriters in connection with the Public Offering, on closing the Company paid to the Underwriter a cash commission equal to 6% of the gross proceeds raised under the Public Offering, other than in respect of sales of the Public Offering to the Company's president's list (the "President's List") for which the Company paid a cash commission equal to 3%. As further consideration for the services provided by the Underwriters in connection with the Public Offering, on closing the Company issued broker warrants to the Underwriters, exercisable at any time on or before December 3, 2022, to acquire that number of common shares of the Company which is equal to 6% of the number of Units sold under the Public Offering (3% in respect of the President's List) at an exercise price of C$2.50. The Company paid $4,080,031 and allocated fair value of $1,459,487 for the broker warrants.

On June 21, 2021, the Company announced completion of a non-brokered private placement (the "Private Placement") previously announced on June 3, 2021. The Company issued a total of 1,690,000 units (the "Units") at a price of C$2.50 per unit for gross proceeds of C$4,225,000. Each Unit consists of one common share of the Company and one-half of one common share purchase warrant (each whole common share purchase warrant, a "Private Placement Warrant"). Each Private Placement Warrant entitles the holder to acquire one common share of the Company for 18 months from the closing of the Private Placement at a price of C$3.25. The Company paid cash finder's fees equal to 6% of the gross proceeds and issued broker warrants of the Company, exercisable at any time on or before December 18, 2022, to acquire that number of common shares in the capital of the Company which is equal to 6% of the number of Units sold under the Private Placement at an exercise price of C$2.50. The Company paid $287,338 and allocated fair value of $70,569 for the broker warrants.

On September 7, 2021, 6,245,902 common shares were issued to acquire the Panuco and 4,944,672 common shares were issued. The Company issued John Mirko bonus shares of 6,500,000 and finder's fee of 250,000 per milestone event 1 of the Canam agreement (Note 7(b)). On April 27, 2022, the Company issued John Mirko bonus shares of 5,500,000 and finder's fee of 250,000 per milestone event 2 of the Canam agreement (Note 7(b)).  There are no shares left to be issued in terms of the Canam agreement.

During the year ended April 30, 2022, 6,555,459 warrants were exercised for proceeds of $3,342,526, and 1,271,028 options were exercised for proceeds of $545,930.

Page | 21

VIZSLA SILVER CORP.
Notes to Consolidated Financial Statements
For the years ended April 30, 2022, and 2021
Expressed in Canadian dollars

9. Share Capital (continued)

c) Escrow shares

As at April 30, 2022, the Company has nil common shares held in escrow (April 30, 2021: 2,032,500).

d) Warrants

As at April 30, 2022, the Company has 32,424,906 warrants exercisable.

The following is a summary of warrant transactions for the years ended April 30, 2022, and 2021:

	April 30, 2022		April 30, 2021
	Number of warrants	Weighted average exercise price $	Number of warrants	Weighted average exercise price $
Warrants outstanding, beginning of the year	22,757,961	1.86	11,040,617	0.20
Issued	16,222,400	3.06	17,890,732	2.30
Exercised	(6,555,459)	0.52	(6,173,388)	0.29
Warrants outstanding, end of the year	32,424,902	2.68	22,757,961	1.86

During the year ended April 30, 2022, the weighted average share price on the date of warrant exercise is $2.45.

The following warrants were outstanding and exercisable April 30, 2022:

Expiry date	*Exercise price	Number of warrants outstanding and exercisable
30-Jul-22	1.87	49,234
30-Jul-22	2.40	240,000
30-Jul-22	2.40	16,019,860
03-Dec-22	3.25	13,800,000
03-Dec-22	2.50	1,369,408
18-Dec-22	3.25	845,000
18-Dec-22	3.25	101,400
		32,424,902

*According to the Arrangement with Vizsla Copper on September 20, 2021, each Vizsla Silver Warrants was exchanged for one Vizsla Silver Replacement Warrant with the exercise price being adjusted accordingly.

As at April 30, 2022, the weighted average remaining contractual life for outstanding warrants is 0.42 years.

Page | 22

VIZSLA SILVER CORP.
Notes to Consolidated Financial Statements
For the years ended April 30, 2022, and 2021
Expressed in Canadian dollars

9. Share Capital (continued)

d) Warrants (continued)

Vizsla Silver is liable to issue shares pursuant to the Arrangement, whereby a holder exercises a Vizsla Silver warrant will be entitled to receive one new Vizsla Silver common share and 0.3333 of a Vizsla Copper common share. The exercise price of the Vizsla Silver warrants will remain the same; however, Vizsla Silver will need to compensate Vizsla Copper for each Vizsla Copper common share that is issued upon exercise of a Vizsla Silver warrant.

The fair value of the warrants granted was calculated as of the grant date using the Black-Scholes option pricing model with the following assumptions:

Risk Free Interest Rate	0.43%
Expected Dividend Yield	-
Expected Volatility	100%- 103.90%
Expected Term in Years	1 year

During the year ended April 30, 2022, the Company recorded fair value of $1,530,056 (April 30, 2021 - $1,360,087) broker warrants and fair value of $2,072,850 (April 30, 2021 - $nil) warrants included in the units against reserves.

e) Options

The Company has adopted a Stock Option Plan (the "Plan") pursuant to which options may be granted to directors, officers and consultants of the Company. Under the terms of the Plan, the Company can issue a maximum of 10% of the issued and outstanding common shares at the time of the grant, a maximum term of 10 years and the exercise price of each option is determined by the directors but may not be less than the closing market price of the Common Shares on the day preceding the date of granting of the option less any available discount, in accordance with TSXV Policies. No option may be granted for a term longer than ten years. Options granted under the Plan including vesting and the term, are determined by, and at the discretion of, the Board of Directors.

The continuity of stock options for the years ended April 30, 2022, and 2021, is as follows:

	April 30, 2022		April 30, 2021
	Number of options	Weighted average exercise price $	Number of options	Weighted average exercise price $
Options outstanding, beginning of the year	9,090,000	1.07	5,343,000	0.35
Issued	6,974,000	2.25	5,838,000	1.51
Cancelled	(152,500)	(2.23)	(155,000)	1.67
Exercised	(1,271,028)	(0.41)	(1,936,000)	0.39
Options outstanding, end of the year	14,640,472	1.64	9,090,000	1.07
Options exercisable, end of the year	10,486,542	1.46	6,509,000	1.00

During the year ended April 30, 2022, the weighted average share price on the date of option exercise is $2.48.

Page | 23

VIZSLA SILVER CORP.
Notes to Consolidated Financial Statements
For the years ended April 30, 2022, and 2021
Expressed in Canadian dollars

9. Share Capital (continued)

e) Options (continued)

The following options were outstanding and exercisable as April 30, 2022:

Expiry date	Exercise price	*Adjusted exercise price	Number of Options outstanding	Number of Options exercisable

27-Feb-29	0.15	0.14	980,000	980,000
13-Jun-24	0.17	0.16	450,000	450,000
30-Dec-24	0.69	0.66	975,000	975,000
07-Jan-25	0.72	0.69	75,000	75,000
29-Jun-25	0.79	0.76	1,256,250	1,246,250
06-Aug-25	2.15	2.07	1,590,000	1,590,000
27-Aug-25	1.76	1.69	75,000	75,000
01-Oct-25	1.46	1.40	125,000	50,000
01-Dec-25	1.46	1.40	100,000	50,000
12-Jan-26	1.71	1.64	60,000	60,000
17-Feb-26	1.50	1.44	2,132,722	1,599,542
22-Jun-26	2.31	2.22	4,057,500	2,028,750
12-Jul-26	2.44	2.34	220,000	110,000
27-Jul-26	2.44	2.34	139,000	69,500
24-Sep-26	2.25	2.25	2,105,000	1,052,500
01-Feb-27	2.45	2.45	300,000	75,000
			14,640,472	10,486,542

*According to the Arrangement with Vizsla Copper on September 20, 2021, each Vizsla Silver Option was exchanged for one Vizsla Silver Replacement Option with the exercise price being adjusted accordingly. The change in the fair value of the options upon replacement was in the amount of $91,688.

As at April 30, 2022, the weighted average remaining contractual life for outstanding options is 3.97 years.

The fair value of the options granted was calculated using the Black-Scholes option pricing model with the following assumptions:

Risk Free Interest Rate	0.79%-1.65%
Expected Dividend Yield	-
Expected Volatility	100% - 104%
Expected Term in Years	5 years

The Company recorded total fair value of $11,939,973 as share-based compensation for the year ended April 30, 2022 (April 30, 2021 - $4,661,744).

Page | 24

VIZSLA SILVER CORP.
Notes to Consolidated Financial Statements
For the years ended April 30, 2022, and 2021
Expressed in Canadian dollars

10. Related Party Transactions

During the years ended April 30, 2022 and 2021, the Company has the following related party transactions:

(a) The Company has incurred $2,128,342 (April 30, 2021: $1,451,749) in salary and consulting fees to the Company's officers and companies owned by the Company's officers as compensation.

(b) The Company has incurred $401,806 (April 30, 2021: $46,667) in director fees to the Company's directors.

(c) The Company has paid $600,000 (April 30, 2021: $300,000) to a company with common directors for rent expenses and administration expenses.

(d) The Company has granted 11,062,500 (April 30, 2021: 3,863,000) stock options in total to officers and directors of the Company (Note 8(e)).

(e) As of April 30, 2022, $21,875 (As of April 30, 2021: $526) was payable to directors and officers of the Company.  $50,000 (As of April 30, 2021: $nil) was prepaid to a company with common directors for rent expenses and administration expenses.

These transactions are in the normal course of operations and have been valued in these consolidated financial statements at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

11. Financial Instruments

Fair value of financial instruments

The Company applied the following fair value hierarchy which prioritizes the inputs used in the valuation methodologies in measuring fair value into three levels:

The three levels are defined as follows:

  Level 1 - inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.
  Level 2 - inputs to valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.
  Level 3 - inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The Company's financial instruments are cash and cash equivalent, other receivables, due from related parties, due to related parties and accounts payable and accrued liabilities. All these financial instruments are carried on the consolidated statements of financial position at amortized cost. The fair values of these financial instruments approximate their carrying value due to their short-term nature.

The Company's financial instruments are exposed to certain financial risks, including liquidity risk, credit risk and interest rate risk.

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VIZSLA SILVER CORP.
Notes to Consolidated Financial Statements
For the years ended April 30, 2022, and 2021
Expressed in Canadian dollars

11. Financial Instruments (continued)

Liquidity risk

Liquidity risk is the risk that the Company will not meet its financial obligations as they become due.    The Company's approach to managing liquidity risk is to ensure that it will have sufficient liquidity to meet liabilities when due. As at April 30, 2022, the Company had a cash and cash equivalent balance of $30,482,269 to settle accounts payable and accrued liabilities of $10,127,266. All of the Company's financial liabilities have contractual maturities of less than 30 days and are subject to normal trade terms.

Historically, the Company's sole source of funding has been the issuance of equity securities for cash, primarily through private placements. The Company's access to financing is always uncertain. There can be no assurance of continued access to significant equity funding.

Market risk

Market risk is the risk that changes in market prices will affect the Company's earnings or the value of its financial instruments. Market risk is comprised of commodity price risk and interest rate risk. The objective of market risk management is to manage and control exposures within acceptable limits, while maximizing returns. The Company is not exposed to significant market risk.

Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of financial instruments will fluctuate because of changes in market interest rates. An immaterial amount of interest rate exposure exists in respect of cash balances on the statement of financial position. As a result, the Company is not exposed to material cash flow interest rate risk on its cash balances.

Foreign currency risk

Foreign currency risk is the risk that a variation in exchange rates between the Canadian dollar, United States dollar, and Mexican Peso will affect the Company's operations and financial results. The Company and its subsidiaries do not hold significant monetary assets or liabilities in currencies other than their functional currency and as a result, the Company is not exposed to significant currency risk.

The Company measures the effect on total assets or total receipts of reasonably foreseen changes in interest rates and foreign exchange rates. The analysis is used to determine if these risks are material to the financial position of the Company. On the basis of current market conditions, the Company has determined that a 1% change in interest rates or a 10% change in foreign exchange rates would be immaterial. Actual financial results for the coming year will vary since the balances of financial assets are expected to decline as funds are used for Company expenses.

Price risk

This risk relates to fluctuations in commodity and equity prices. The Company closely monitors commodity prices of precious and base metals, individual equity movements, and the stock market to determine the appropriate course of action to be taken by the Company. Fluctuations in pricing may be significant.

Credit risk

Credit risk is the risk that a counterparty to a financial instrument will fail to discharge an obligation or commitment that it has entered into with the Company. The Company is exposed to credit-related losses in the event of non-performance by the counterparties. The carrying amounts of financial assets best represent the maximum credit risk exposure at the reporting date. Cash and cash equivalent are held with reputable banks in Canada. The long-term credit rating of these banks, as determined by Standard and Poor's, was A+. As at April 30, 2022, the cash on deposit at these institutions was in excess of federally insured limits. However, management believes credit risk is low given the good credit ratings of the banks.

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VIZSLA SILVER CORP.
Notes to Consolidated Financial Statements
For the years ended April 30, 2022, and 2021
Expressed in Canadian dollars

12. Capital Management

The Company manages its capital structure and makes adjustments to it, based on the funds available to the Company, in order to support the acquisition, exploration and development of mineral properties. The Board of Directors does not establish quantitative return on capital criteria for management, but rather relies on the expertise of the Company's management to sustain future development of the business.

The Panuco-Copala property in which the Company currently has an interest are in the exploration stage, as such the Company has historically relied on the equity markets to fund its activities. In order to carry out the planned exploration and pay for administrative costs, the Company will spend its existing working capital and raise additional amounts as needed. The Company will continue to assess new properties and seek to acquire an interest in additional properties if it feels there is sufficient geologic or economic potential and if it has adequate financial resources to do so.

The capital structure of the Company consists of shareholder's equity, comprising issued capital and deficit. The Company is not exposed to any externally imposed requirements. Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable.

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VIZSLA SILVER CORP.
Notes to Consolidated Financial Statements
For the years ended April 30, 2022, and 2021
Expressed in Canadian dollars

13. Income Taxes

The following table reconciles the expected income taxes expense (recovery) at the Canadian statutory income tax rates to the amounts recognized in the consolidated statements of loss and comprehensive loss for the years ended April 30, 2022 and 2021:

	2022	2021
	$	$
Net loss before tax	(15,270,556)	(11,099,272)
Statutory tax rate	27.00%	27.00%
Expected income tax (recovery)	(4,123,050)	(2,996,803)
Change in deferred tax assets not recognized	3,225,494	2,609,664
Share issuance costs	(1,592,305)	(1,050,315)
Foreign exchange	(162,461)	115,704
Change in estimate	(221,471)	44,284
Tax effect of spinout	(461,450)	-
Non-deductible items and other	3,335,243	1,277,466
Total income tax expense (recovery)	-	-

The deferred taxes assets and liabilities reflect the tax effect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and their tax values.  The recognized deferred tax liability and assets as at April 30, 2022 and 2021 are comprised of the following:

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VIZSLA SILVER CORP.
Notes to Consolidated Financial Statements
For the years ended April 30, 2022, and 2021
Expressed in Canadian dollars

13. Income Taxes (continued)

	2022	2021
	$	$
Tax loss carry forwards	3,596,896	369,890
Exploration and evaluation assets	(3,596,896)	(369,890)
Net deferred tax asset (liability)	-	-

The unrecognized deductible temporary differences as at April 30, 2022 and 2021 are comprised of the following:

	2022	2021
	$	$
Tax loss carry forwards	17,838,960	9,837,804
Property, plant and equipment	14,653	13,913
Financing costs	2,001,529	3,679,225
Total unrecognized deductible temporary differences	19,855,142	3,898,117

The Company has non-capital loss carry forwards of approximately $17,838,960 (2021: $9,837,804) to apply against future income for Canadian and Mexican income tax purposes, subject to the final determination by taxation authorities, expiring in the following years:

Expiry
$
2032	1,609,365
2034	39,509
2035	7,865
2036	72
2037	44,719
2038	52,151
2039	285,245
2040	2,620,179
2041	6,645,094
2042	6,534,761
Total	17,838,960

14. Segment Information

The Company has one operating segment, being principally mineral exploration.

Geographic Information

The Company's non-current assets, excluding non-current deposits, by location of assets are as follows:

	April 30, 2022	April 30, 2021
	$	$
Canada	-	6,252,843
Mexico	119,094,608	12,356,762
	119,094,608	18,609,605

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VIZSLA SILVER CORP.
Notes to Consolidated Financial Statements
For the years ended April 30, 2022, and 2021
Expressed in Canadian dollars

15. Subsequent Events

The Company made a cash payment of US$5,000,000 following the refurbishment and transfer of ownership of the Coco mill on May 6th, 2022 (Note 8(b)).

On June 2, 2022, the Company granted 590,000 number of options with exercise price of $1.74 and five years useful life. 20% of the options were vested immediately and the remaining of the options will be vested over two years.

Subsequent to year end, 152,500 number of options were cancelled.

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